For Immediate Release

contact: Roy Bodner

vice president public relations

Peace Arch Entertainment

310.450.1711 or rbodner@peacearch.com

Peace Arch’s kaBOOM! Entertainment Inc.

Acquires Canadian DVD Distribution Rights to Award Winning Film “An Angel For May” Starring Tom Wilkinson

TORONTO - August 24 , 2006 - kaBOOM! Entertainment Inc., a Peace Arch Entertainment Group® Company (AMEX:PAE - News) (TSX:PAE.TO - News) announced today that it has signed an exclusive agreement with London-based Portman Film & Television  to acquire the Canadian home entertainment rights to the acclaimed family film “An Angel For May,” starring Academy Award© and Golden Globe-nominated actor Tom Wilkinson.

“An Angel For May” was nominated for an International Emmy Award for Children and Young People.  The film was the winner of the Children’s Jury Award at the Vienna Children’s Film Festival.  It has screened at numerous international film festivals including Rio de Janeiro International Film Festival, Tribeca Film Festival, Commonwealth Film Festival and Chicago International Children’s Film Festival.

The film’s producer-director Harley Cokeliss won Finland’s Oulu International Children’s Film Festival Starboy Award for his work on “An Angel For May.”  Cokeliss also is a twice-nominated director for the Portugese International Fantasy Film Award.

In addition to Tom Wilkinson, “An Angel In May” stars Geraldine James, Hugo Speer, Anna Massey, Angeline Ball, Dora Bryan, Julie Cox and two remarkable youngsters, Matthew Beard as Tom, and Charlotte Wakefield as May.

A lyrical adventure fantasy, “An Angel For May” is based on the award winning book by Melvyn Burgess and set in South Yorkshire.  Schoolboy Tom, unhappy as a result of his parents’ divorce and his mother’s plans to remarry, is transported along with his time travel guide, a sheepdog named Tess, back through time from the present to World War II, where he meets his neighbors in their youth.

“An Angel For May” will be released in English and French in the first quarter of 2007.  The film’s running time is 96 minutes.

About kaBOOM! Entertainment Inc.

kaBOOM! Entertainment Inc., a Peace Arch Entertainment Group® Company, is one of the leading independent home entertainment studios in Canada. Since 1996 it has been providing a full range of services relating to the sales, marketing, licensing and distribution of DVDs and ancillary merchandise. It distributes sell-through and rental programming across a wide variety of genres, including children’s, television, special interest and live-action feature films.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment Group Inc. is a leading independent producer and distributor of motion pictures, television programming and home entertainment content. The Company’s Peace Arch Films division markets and licenses feature films intended for worldwide theatrical release through third party distributors, while its Archetype Films division focuses on DVD and television premieres in the horror, thriller, science fiction and action genres.  Peace Arch Television licenses the company's in-house productions and projects acquired from other producers to U.S., Canadian and international broadcasters, cable and satellite companies.  Peace Arch Home Entertainment, under the kaBOOM! Entertainment Inc. banner, is one of the leading distributors of DVDs and related products in Canada.  Peace Arch recently entered into an agreement to acquire the 500+ title film library of Castle Hill Productions and Dream LLC, which is expected to provide a valuable source of recurring revenue and a foundation for the growth of the Company’s core Motion Picture, Television and Home Entertainment businesses. For additional information, please visit www.peacearch.com.  For more investor oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/ . For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html . To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace arch/factsheet.html . To read a transcript of a recent Peace Arch investor conference call, or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace arch/conference.html .

About Portman Film & Television

Portman Film & TV is one of the leading UK-based distributors of film and television programming for the international market. The company has been in the business for more than 40 years and specializes in quality English-language drama.  Portman’s clients span production and broadcasting. The company works closely with independent producers, providing a boutique service with a dedicated sales and marketing team, to bring their projects successfully to the international market place.  Recent programming includes the highly successful ITV comedy series DOC MARTIN, starring Martin Clunes, and the BAFTA winning drama OMAGH.  For more information on Portman Film & TV please see www.portmanfilm.com.

#     #     #